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                           August 21, 2020

       Colm Barrington
       Chief Executive Officer
       Fly Leasing Ltd
       West Pier Business Campus
       Dun Laoghaire
       County Dublin, A96 N6T7, Ireland

                                                        Re: Fly Leasing Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed August 18,
2020
                                                            File No. 333-248082

       Dear Mr. Barrington:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Boris Dolgonos